Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES OBTAINS LETTER OF OFFER FOR SENIOR CREDIT FACILITY FOR UP TO US$50 MILLION FROM MACQUARIE BANK LIMITED TO ADVANCE ISLAND GOLD DEEP PROJECT

MONTREAL, Quebec, Canada, June 17, 2013 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces that it has secured a Letter of Offer for a Senior Secured Credit Facility (the “Facility”) for up to US$50 million from Macquarie Bank Limited (“MBL” or “Macquarie”) to fund the long-term development of the Island Gold Deep project, and for working capital commitments at the Island Gold Mine (collectively known as the “Project”) in Dubreuilville, Ontario. At the option of the Corporation, the Facility may be provided in either US dollars or Canadian dollars, subject to an interest rate of USD LIBOR plus 700 basis points (“bps”) or CDOR plus 700 bps, respectively. In addition, the LIBOR rate may be fixed for the term of the Facility at the Corporation’s request, and the Facility may be prepaid, in whole or in part, at any time without penalty, subject to standard break costs.

Paul Carmel, President and CEO of Richmont commented “We are very pleased to have obtained this offer of financing in this difficult gold market. It is testimony to the quality of our Project, an asset with significant future potential for the Corporation and our shareholders. With minimal dilution for our shareholders, this offer provides Richmont with additional flexibility and financial confidence to effectively advance the Project which is at the core of Richmont’s long-term strategy. In the spirit of prudent balance sheet management, we will manage the drawdowns in a judicious manner and in concert with the prevailing gold price environment. The objective is to advance the Project in the most optimal manner possible, all the while maintaining a sound financial position.”

The US$50 million Facility consists of three tranches, all of which are subject to certain conditions being met prior to drawdown.

  Tranche A: US$12.5 million. Available as a single drawdown until September 30, 2013, with an initial maturity of September 30, 2014. The maturity may be extended until June 30, 2016, subject to certain conditions being met, including establishing gold price hedging by no later than December 31, 2013, on a total of 40,000 ounces at a minimum price of US$1,300/oz, for the period from the tranche drawdown date through June 30, 2015.

  Tranche B: US$12.5 million. Available as a single drawdown until December 31, 2013, which may be extended by an additional 6 months to June 30, 2014, subject to the condition that the Corporation executes the gold hedging, as detailed in Tranche A. Drawdown of Tranche B requires an additional hedging program covering a total of 85,000 ounces at a minimum price of US$1,350/oz, for the period from the tranche drawdown date through December 31, 2017. The maturity date of this tranche is December 31, 2016.

Assuming Tranches A and B are fully drawn, and assuming a USD LIBOR rate of 0.3%, the annual interest rate to the Corporation would be 7.3%. The total annual cost of funds to maturity (including all fees) for the Corporation excluding the value of the warrants is estimated at 8.4%, and including the value of the warrants (Black and Scholes estimate) is estimated at 9.7%. Importantly, the initial 40,000 ounce and potential subsequent 85,000 ounce gold production hedges may be spread out over the period until December 31, 2017, representing an average hedge position of approximately 30,000 ounces per year.

RICHMONT MINES OBTAINS LETTER OF OFFER FOR SENIOR CREDIT FACILITY FOR UP TO US$50 MILLION FROM MACQUARIE BANK
LIMITED TO ADVANCE ISLAND GOLD DEEP PROJECT
June 17, 2013
Page 2 of 3

  Tranche C: US$25 million. This tranche is subject to certain additional conditions, and has a final maturity of December 31, 2017. In order to have access to this tranche the Corporation must have fully drawn on tranches A and B, and would have to meet other conditions, including receipt of additional required MBL approvals.

According to the terms of the Facility, the Corporation will issue call warrants (“warrants”) for the purchase of 1,250,000 Richmont shares to MBL at closing of the Facility Agreement. The warrants have an exercise price of CAN$2.45 per share, and will expire 3 years from the original date of their issue to MBL. A total of 812,500 warrants will vest immediately upon closing of the Facility Agreement. The remaining 437,500 warrants will vest when the conditions to drawdown Tranche B are fully met by the Corporation.

Mr. Carmel continued: “Regarding the hedging component of the financing, the number of ounces that we will be obliged to commit in the near term represents less than 25% of the initial estimated 508,000 Au ounce inferred resource at Island Gold Deep, without factoring in possible future expansion. When adding the Corporation’s existing reserve and resource base at its other operations, the percentage of ounces hedged becomes smaller still. With the completion of this facility, Richmont’s leverage to the gold price actually increases, in our view, because it will allow us to access and potentially develop what we believe is a larger and higher grade zone of mineralization than what we are currently mining at Island Gold.”

Additional details about the Island Gold Deep Project
The Island Gold Deep C Zone project contains an estimated Inferred mineral resource of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces as at January 25, 2013. Island Gold Deep is sub-vertical, and is located at a depth of between 450 metres and 1,000 metres and is open in all directions. Island Gold Deep appears to be an extension of the areas currently being mined above in the Island Gold Mine, but at higher grades (10.73 g/t undiluted vs 5.60 g/t diluted) and greater widths (4.5 metres versus 2.7 metres). The Corporation has a capital budget for the project of $17 million in 2013, with work focused on extending the ramp at depth to establish a more optimal horizon for definition drilling and to access the deposit in order to begin mining operations. At the time of this release, the ramp had been extended to a depth of 500 vertical meters and is expected to reach an approximate depth of 570 metres by year-end 2013, and 750 metres by year-end 2014. As the ramp progresses, an exploration drift and an initial development level will be established at depths deemed optimal for the Island Gold Deep zone.

Additional details about the Island Gold Mine Property
The 59.12 km2 (5,912 hectares) Island Gold property is located 83 km northeast of Wawa, Ontario. Ore from the Island Gold Mine is processed at Richmont’s on-site mill, an 850 tonne per day rated CIP facility. Since Island Gold began commercial production in October 2007, Richmont has produced more than 225,000 ounces of gold. Underground operations are accessed via a ramp, and mining activities currently reach a vertical depth of approximately 400 metres. As of December 31, 2012, the Island Gold Mine had a total of 191 employees, estimated Proven & Probable reserves of 141,456 Au ounces, estimated Measured & Indicated Resources of 110,958 Au ounces, and additional estimated Inferred Resources of 55,744 Au ounces.

About Richmont Mines Inc.
Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec and is advancing two gold projects, the W Zone project and the Monique Gold project. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES OBTAINS LETTER OF OFFER FOR SENIOR CREDIT FACILITY FOR UP TO US$50 MILLION FROM MACQUARIE BANK
LIMITED TO ADVANCE ISLAND GOLD DEEP PROJECT
June 17, 2013
Page 3 of 3

About Macquarie Bank Limited
MBL is a subsidiary of Macquarie Group, a global financial services firm headquartered in Sydney, Australia. With offices around the world, including Vancouver and Toronto, the Metals and Energy Capital Division of MBL is a leading provider of debt, equity and other forms of financing to the global resources industry.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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